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SECU ...)N

18004801

SEC Mail Processing Section
MAR 01 2018
Washington DC

SEC FILE NUMBER
8-68325

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 MM/DD/YY AND ENDING 12/31/17 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SUNRISE BROKERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 25th Floor
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay 212-294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC1410 (06-02)*

BW RMS

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to Sunrise Brokers, LLC (the "Company"), as of December 31, 2017, is true and correct. I further affirm that neither the Company, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Members' Interest.
☑ Notes to Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By CFTC Regulation 1.16.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.
☐ Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Members of Sunrise Brokers, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sunrise Brokers, LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2017.

February 28, 2018

Sunrise Brokers, LLC

Statement of Financial Condition

December 31, 2017
(In Thousands)

Assets		
Cash and cash equivalents	$	16,436
Receivables from related parties		6,116
Receivables from broker-dealers and clearing organizations		487
Forgivable loans and other employee receivables, net		264
Fixed assets, net		119
Other assets		316
Total assets	$	23,738
Liabilities and Members' Interest		
Accrued compensation	$	5,952
Payables to related parties		4,816
Accounts payable and accrued liabilities		1,599
Total liabilities		12,367
Commitments and contingencies (Note 3)		
Members' interest		
Total members' interest		11,371
Total liabilities and members' interest	$	23,738

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business – Sunrise Brokers, LLC (the "Company") is a registered broker-dealer with the Securities Exchange Commission ("SEC") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for equity, equity derivatives, corporate debt, and government securities to institutional clients and other broker dealers.

The Company is a Limited Liability Company and was organized in the State of Delaware. The Company is owned by Sunrise Brokers Ltd (60%) and BGC Partners, L.P. (40%), both of which are indirect, wholly-owned subsidiaries of BGC Partners, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Company derives its revenues primarily through commissions from agency transactions.

Commissions – The Company charges commissions for executing transactions between buyers and sellers. Commission revenues and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Broker-dealers and Clearing Organizations – Receivables from broker-dealers and clearing organizations represent cash deposits with various broker-dealers and clearing organizations to conduct ongoing clearance activities.

1. General and Summary of Significant Accounting Policies (continued)

Accrued Commissions Receivable, Net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, and other derivative brokerage transactions. Pursuant to a debt sale agreement dated March 28, 2011 (the "Debt Sale Agreement"), the Company sells commissions receivable generated over the course of each month to an affiliate on a non-recourse basis. The Company accounts for the transfer of the commissions receivable to the affiliate under the Debt Sale Agreement in accordance with ASC 860-10-40-5, *Transfers and Servicing*. ASC 860-10 requires that several conditions be met in order to present the transfer of accounts receivable as a sale. In addition, as a result of the Debt Sale Agreement, the Company does not generally record an allowance for doubtful accounts. See Note 4 – Related Party Transactions for further discussion.

Fixed Assets, Net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Forgivable Loans and Other Employee Receivables, Net – Forgivable loans and other employee receivables are advances on bonuses and salaries and other loan contracts such as forgivable loans that the Company may, from time to time, execute with employees. Employee forgivable loans are recorded at historical value and are amortized using the straight-line method over the forgiveness period, which is generally two or three years.

Income Taxes – Income taxes are accounted for under U.S. GAAP guidance, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

U.S. GAAP guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is taxed as a U.S partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Company is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

2. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2017
Computer equipment	$ 574
Leasehold improvements	455
Software, including software development costs	12
	1,041
Less: accumulated depreciation and amortization	922
Fixed assets, net	$ 119

3. Commitments and Contingencies

Leases – The Company is obligated for minimum rental payments under a lease, for office space, expiring in 2021. As of December 31, 2017, the minimum lease payments under this arrangement are as follows:

Years Ending December 31,	Minimum Lease Payments
2018	385
2019	410
2020	416
2021	208
Total	$ 1,419

3. Commitments, Contingencies (continued)

The Company has a $182 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit, the letter of credit expires in 2021. The collateral of $182 for this letter of credit is included in Other assets in the Company's statement of financial condition.

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Company is involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Risk and Uncertainties – The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of financial markets in which the Company provides services.

In connection with the sale of commissions receivable, it is generally required to make a variety of customary representations and warranties regarding both the Company itself and the commissions receivable being sold or transferred. The Company makes such representations and warranties in connection with the sale of its commissions receivable, and will continue to do so in the ordinary course of business. See Note 1 – General and Summary of Significant Accounting Policies under Accrued Commissions Receivable, Net for further information.

4. Related Party Transactions

Sunrise Brokers, LLP ("SBL") provides the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of accounting, treasury, human resources, legal and technology services.

(In Thousands)

4. Related Party Transactions (continued)

An affiliate of the Company enters into various agreements with certain of its employees whereby these employees received loans which are either forgiven over a specified period of time or are to be repaid with distributions the employee earns on partnership units in BGC Holdings, L.P. ("BGCH"). The forgivable loans are recorded at historical value and are amortized over the term of the forgiveness period, which is generally three to four years.

Pursuant to the Debt Sale agreement, the Company sells commissions receivable to SBL on a nonrecourse basis. For the year ended December 31, 2017, the Company sold approximately $33,109 to SBL.

Payables to related parties are related to fees paid by an affiliate on behalf of the Company for various expenses.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. The Company has elected to compute its net capital using the basic method, which requires the Company to maintain minimum net capital equal to the greater of $100 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $4,556 which was $3,731 in excess of its required net capital.

The Company is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. The Company did not have any subordinated borrowings during the year ended December 31, 2017.

6. Income Taxes

As of December 31, 2017, the Company had net deferred tax assets of $2, which consists primarily of book-tax differences related to depreciation. The Company had an effective tax rate of 0.44%, which is different from the NYC UBT statutory rate of 4.0% due primarily to the effect of certain tax benefits recorded in the current period.

The Company analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction and determined that there were no material tax liabilities as of December 31, 2017. As of December 31, 2017 the Company did not accrue any interest or penalties. The Company is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2014 in all jurisdictions.

7. Off-Balance Sheet Risk

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the statement of financial condition for this indemnification.

8. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.